

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Douglas Peterson
President and Chief Executive Officer
S&P Global Inc.
55 Water Street
New York, NY 10041

      Re: S&P Global Inc.
          Form 10-K filed February 8, 2022
          Form 8-K/A furnished May 3, 2022
          File No. 001-01023

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K/A furnished on May 3, 2022

Exhibit 99

1.   The "pro forma combined company financial information" presented in Forms 8-K furnished on February 28, 2022 and amended on May 3, 2022 does not appear to be consistent with your "unaudited pro forma combined condensed financial information" presented in Form 8-K filed on March 4, 2022. Please help us understand these differences and your basis for presenting them. For example, please tell us if the "pro forma" combined company financial information has been prepared in accordance with Article 11 of Regulation S-X.

2.   In addition, please note that Rule 11-02(c)(2)(i) prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year preceding the transaction. As such, your presentation of the pro forma financial information of S&P Global and HIS Markit's combined operating results for the year and each of the four quarters during the year ended December 31, 2020 is not permitted.

3.   We refer to your adjusted pro forma results. Please tell us if these non-GAAP measures have been presented in a manner that is consistent with Article 11 of Regulation S-X. If not, please revise accordingly. In addition, please revise your reconciliations of non-GAAP pro forma adjusted measures to begin with the most directly comparable measure, which would be a pro forma measure prepared and presented in accordance with Article 11 of Regulation S-X. Reference is made to Question 101.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your pro forma results presented in Form 8-K furnished on May 3, 2022.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services